Filed by Ginkgo Bioworks Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zymergen Inc.

Commission File No.: 001-40354

Date: July 25, 2022

Transcript of the webcast “M&A Strategy Update”, which was made available by Ginkgo Bioworks Holdings, Inc. on July 25, 2022 and can be accesssed at https://www.youtube.com/watch?v=Re5vcJarCps.

Ginkgo Bioworks

M&A Strategy Update

July 25, 2022

Company Participants:

Jason Kelly, Co-founder and Chief Executive Officer

Mark Dmytruk, Chief Financial Officer

Anna Marie Wagner, Senior Vice President, Corporate Development

Conference Call Participants:

Tejas Savant, Morgan Stanley

Rahul Sarugaser, Raymond James

Steven Mah, Cowen

Mike Ryskin, Bank of America

Matt Sykes, Goldman Sachs

Matt Larew, William Blair & Company

Mark Massaro, BTIG

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Good morning. This is Anna Marie Wagner. I’m the Senior Vice President of Corporate Development at Ginkgo Bioworks. I’m joined by Jason Kelly, our CEO and Co-founder, and Mark Dmytruk, our CFO. We’re excited to host this special call with you today to update you on two exciting new acquisitions, which were signed over the weekend. You can see more information in our press releases and Form 8-Ks that were released earlier this morning.

Also, as a reminder, during the presentation today, we’ll be making forward-looking statements, which involve risks and uncertainties. Please refer to our filings with the Securities and Exchange Commission to learn more about these risks and uncertainties. And now, without further ado, I’ll hand it over to Jason.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Thanks, Anna Marie. So our mission at Ginkgo is to make biology easier to engineer, and that’s going to be especially important today. So we do this by combining industrial scale economics and process optimization with deep biological expertise across a range of markets. So today we’re very excited to announce that we’ve signed definitive agreements to acquire two technologies in this vein, one from Bayer and Joyn that builds our vertical capabilities in agricultural biologicals, and the other, Zymergen, that brings in-house core hardware and software that accelerates our horizontal Foundry capabilities.

I have to say, it is pretty neat visually to see sort of industrial automation alongside biological scale. So the top image there is one of the greenhouse facilities that we’ll have, following closing our deal with Bayer. And down at the bottom, you can see some of the robotic automation at Ginkgo and at Zymergen’s facility.

We are building this platform really for our customers. And as a reminder, we show this slide a lot. Our customers come to us with their biological design challenges and product ideas. And it’s unusual in the biotech industry for companies not to be building their own products. By and large in the biotech industry, companies are vertically integrated to produce their own end products. Whereas at Ginkgo, we’re interested in building a platform that allows our customers to ultimately deploy biology as a solution for their hardest challenges.

We’ve talked about the challenges and opportunities that the current market environment presents for companies like Ginkgo. And today I want to talk especially about some of the opportunities that we’re able to take advantage of, given this climate. So first, I do want to mention up front, we’re in a fortunate position. We ended last quarter with about a billion and a half dollars of cash in the bank, and we have a business model that allows us to sort of flex to suit the economic climate.

So in other words, if a certain market vertical is having a challenge, there’s some issue in an area of pharmaceuticals, we can focus more of our commercial efforts in agriculture or in food. If the large companies are tightening R&D budgets, we could focus more effort on small companies. The types of deals that we do, we can balance between taking upfront fees and downstream value share when we do our deals with our customers. This fundamental flexibility in our platform business model I think is a strength for us.

But secondly, I’d say the market has really changed, in particular for M&A. So last year, it was very hard for us to do M&A. Companies saw more lucrative opportunities staying independent and pursuing their next private financing, or taking their companies public. This year, our M&A pipeline, Anna Marie will tell you, is overflowing with high quality technologies, as companies are facing liquidity concerns and other challenges. So we previously discussed the headwinds that this type of environment can create for an R&D service provider, which is what Ginkgo is. For example, large companies might cut back on R&D budgets. But it can also serve as a tailwind. It can help us out if companies are more open to the idea of outsourcing their biological R&D to take advantage of a more efficient platform, and also variable cost structure, being able to spend when they need to, rather than always having to carry that constant R&D cost. And so I think this deal we’re doing with Bayer right now is a good indication of this. They’re choosing in this partnership with us to really be outsourcing their biologics R&D to our platform. So this is very similar in spirit to what you saw with outsourcing IT departments to the cloud 10 or 15 years ago. That’s really the model we want to go for, but in the area of biotech R&D.

I do want to emphasize that while Ginkgo plans to be aggressive in its scaling goals, you’re seeing that, both organic and inorganic, we’ve always been focused on maintaining a multi-year runway, or margin of safety, as we like to call it. And both the Joyn/Bayer and Zymergen transactions are going to demonstrate how we think about that. And for those who don’t know the early history of Ginkgo, we actually bootstrapped the company for the first four or five years and didn’t raise any external capital. So we have a good, long-standing appreciation for the importance of cash.

Okay, so I want to talk a little bit, just some framing about how we think about both vertical and horizontal technologies at Ginkgo. We have a history, over quite a few years now, of integrating technology acquisitions and using M&A to build both vertically and horizontally at Ginkgo. So I’ll speak vertically first. To be clear, we, and I know I’m a broken record on this, we do not vertically integrate into end product development at Ginkgo, and commercialization. In other words, we don’t develop drugs, we’re not launching burgers or fragrances (our customers do that) but we do recognize the need to ensure that we have enough vertical specific R&D expertise to hand off cell programs to customers successfully, and also that we have enough expertise in that vertical to attract customers onto the platform, right?

So if you look back in 2019, our first acquisition of sort of vertically focused Codebase asset was the Warp Drive Bio team and technology, in particular DNA sequence collection that they had. That came from sequencing large microbial collections from big pharma partners. This asset’s proven useful for current drug discovery work like our project with Roche in pharma, but it has also demonstrated value in other markets, right? And that’s a really important point for us. Even though we’re investing in vertically focused technologies, like we’re doing here with Bayer, we expect that the biological parts of that can often be reused in other markets, right? And this makes sense to us intuitively, because it’s not like biology’s out there in nature cleanly evolving by market. If there’s an enzyme that evolved that happens to be useful in agriculture, there’s a chance that might be useful in pharmaceuticals. And so that’s a thing that we can take advantage of, again, by nature of our platform business model.

We’ve also acquired a couple of companies with interesting strain assets and capabilities like Novogy and Dutch DNA. Novogy had real experience in lipid fat production, which can be useful for industrial applications, and Dutch had a really terrific strain for high-yield protein production. And this is a trait which is kind of broadly useful, there’s a lot of markets that could use that, but it’s especially critical in emerging food opportunities, things like animal-free meat where the key challenges getting fermented proteins down to a cost point that works for consumers in the food industry.

So today we’re excited to announce that we’ve officially signed the definitive agreement for our previously disclosed transaction with Bayer. And I’m going to dive into that in just a second, but before that I want to also explain, to frame it, how we think about things on the horizontal side. So we also see a ton of value in improving our horizontal platform through acquisitions, which are typically adding Foundry technologies that we can deploy broadly in our program. So this goes all the way back, for example, in 2017, we acquired Gen9, right? So Gen9 was a DNA synthesis company, and it’s very well integrated at Ginkgo today. The platform runs at scale in-house, many of the employees are still here at Ginkgo today, they’re key technology leaders for us. And most recently, this year we acquired FGen and Bitome, and both teams are contributing to developing this next generation of broadly applicable tech.

So we’ll spend most of the time today in this category, on the horizontal side, including our just announced acquisition of Zymergen. But before that, I want to briefly walk through our transaction with Bayer. So we’ve extensively discussed the strategic rationale for this transaction on our Q1 earnings call. And I put a few slides in the appendix of this presentation, and also I’d recommend if you want to go watch our YouTube video on that, I encourage you to do so. So I’m not going to spend as much time on that today, but I do want to update on some of the transaction details to help answer questions we’ve gotten since the earlier announcement.

So first, the transaction involves two businesses, Joyn is one and then Bayer’s West Sacramento R&D site. So for the West Sacramento site, this is a traditional asset purchase. We’ll be acquiring the entire site, which involves a fully owned 175,000 square foot facility, a robust strain collection and an experienced team from Bayer, and that’ll cost $83 million in total, which we can pay in cash or stock at our choosing.

In the second step of the transaction, Joyn, which was a 50/50 joint venture between Cooksonia, which is the holding company where Ginkgo is the majority shareholder, and Bayer, that they split where the sort of parents of Joyn, that will be dissolved and integrated into the parents. So after the transaction, the assets of Joyn will go to the parents, and to explain it simplistically, you can generally think about it as Ginkgo’s integrating the platform assets, so the intellectual property team, et cetera, Joyn, and Bayer is integrating the Nitrogen Fixation program, this is one of the cell programs that was being done through that joint venture, as well as getting certain IP rights associated with the JV termination. So in exchange for our equity stake, in other words, kind of get losing that 50/50 split in Joyn, and that Bayer is going to be retaining the Nitrogen Fixation Program, Ginkgo via Cooksonia will be entitled to tiered royalties on net sales of Bayer’s Nitrogen Fixation product. These royalty rates are above market to account for the exchange of the equity interest.

So finally, we’re very excited about our new and expanded collaboration with Bayer, which will advance multiple programs. This represents our largest ever cell programming contract in terms of R&D service fees, and also comes with the opportunity for standard royalty-based downstream value. So we’re really excited to be bringing that in and working with Bayer in the future. While this is a capability acquisition, it also does tie to a big commercial opportunity, like I spoke about in our last earnings call. And while there’s clearly a significant long-term opportunity here, it’s important to note that in the near term, the collaboration with Bayer, in other words, that R&D partnership we have, does significantly de-risk this acquisition.

So, we talked in the beginning about the importance of maintaining that sort of margin of safety in our financials so that we can continue to invest in our platform. In this case, we will pursue a combination of cost structure rightsizing, focusing on platform capabilities while products will be advanced by Bayer, or other customers, we can have other customers on the platform. But the Bayer contract alone will significantly offset the run-rate operating expenses in the early years. So beyond this, we will be free to work with other customers in this space. So if you’re a small ag or large ag company interested in our biologics platform at Ginkgo, please do reach out, and that will create, we expect, further revenue opportunities for us.

Okay, so that’s a quick update on Bayer, which I said is sort of a strong vertical capability addition. So now I’m excited to announce our latest horizontal capability addition, the acquisition of Zymergen. I’ll dig into why we’re excited about this one as we come up here, but first I wanted to share the high level, just sort of summary of the transaction itself. So as Anna Marie mentioned at the beginning, you can find much more information, including the filed merger agreement through our 8-K from earlier this morning. The merger will be all stock with a fixed exchange ratio at signing. Zymergen shareholders will be receiving 0.9179 shares of Ginkgo Class A common stock at closing for each share of Zymergen they currently own.

This reflects 5.25% pro forma ownership in Ginkgo, following the close of the transaction and implies a market cap of Zymergen of approximately $300 million. The transaction is subject to a number of customary closing conditions, as well as the lack of a material and adverse change to Zymergen’s real estate build out or securities litigation. As part of signing, we have obtained voting agreements from shareholders representing approximately 40% of outstanding common stock. Again, for more information, please see the 8-K and associated exhibits filed with the SEC this morning. At this time, we expect to file our Form S-4 relating to the merger shortly after reporting our Q2 earnings and expect the transaction to close by the first quarter of 2023. In the meantime, we’ll be focused on integration planning, which we’ll talk about more in a moment.

So I want to spend a minute on the technology. So I want to say upfront, we’ve always had a ton of respect for the team and technology in Zymergen. You can see this in my personal comments to analyst’s questions about them previously. They did choose a very different business model at Zymergen than we did at Ginkgo, focusing primarily on internal product development over the last four to five years. But they’ve developed scalable and flexible technologies, in part because of the breadth of products they were going after, that we believe will add tremendous value to our customers at Ginkgo, and that’s really what this is about, right? It is about bringing in, again, as we think both vertically and horizontally, better technologies into our platform to deliver that value to our customers.

In particular, we’re excited about their automation platform at Zymergen, which is integrated with a mature software and data architecture. These technologies map well onto our development goals at Ginkgo, and we expect them to help drive productivity improvements across our Foundry. And that’s something that, as you know, is a big driver for us here at the company, is to see that as we grow in scale we are able to improve the unit economics of our facility, and then ultimately pass those types of savings onto our customers so that we can have a better platform for them and get more people to use our infrastructure. Beyond that core hardware/software technology stack, Zymergen has pursued a diverse array of product concepts resulting in a rich biological database and strong cell engineering tools.

Okay, so why should we do this now? So one of the reasons that it seemed like the right time to pursue a merger with Zymergen is that their announced restructuring plans over the last year, aligned very well with how we would think about operating and organizing the business. You can go back and hear from Jay Flatley, their CEO, some of the changes in focus and tightening that they’ve been doing over the last six to 12 months. And what Zymergen did was simplify its business into three core areas: advanced materials, drug discovery, and automation. Then they began discussing their thoughts around spinning out some of these assets. And it became clear that at Ginkgo, we could likely better enable some of the strategic opportunities that Zymergen saw, helping them spin out the products independently, that’s something we’ve done a lot at Ginkgo, sort of spinning out assets in the cell engineering space and allowing the combined platform assets to more quickly and effectively serve a wide customer base.

Specifically, we have deep experience in helping with company launch and formation, like I mentioned. And so as Zymergen explores plans to spin out or sell their advanced materials and the therapeutics drug discovery business, we believe we can be helpful. This leaves the core automation and technology platform, so the automation, enabling software and data tools, the biological assets and knowhow, all of which we’re excited to integrate into our business here at Ginkgo to offer customers a more effective platform.

So I’ll note the Zymergen transaction looks quite different from Bayer, in that we’re not assuming it comes with any material revenue, although there is upside opportunity here if we’re successful in goals to spin out the advanced materials and therapeutics asset, you could see that, but rather we’re really looking at Zymergen as accelerating growth of our capabilities at Ginkgo, enabling us to provide attractive solutions to more customers sooner, all while not dramatically increasing our planned run-rate operating expenditures.

Like with Bayer, there will be some standalone cost reduction, most of which we expect Zymergen will complete prior to closing, in accordance with their previously announced and continuing restructuring and program rationalization efforts. These efforts are expected to meaningfully reduce Zymergen’s run-rate operating expenses. Additionally, we had already planned to grow our team at Ginkgo and make investments in automation, software data, and Codebase teams here, and we couldn’t think of better future teammates than the incredible team at Zymergen. It is rare to find people who have both the horizontal expertise, so think things like mechanical engineering, computer science, data science, automation, but also have a deep passion for biology and a desire to see biology transform the material world. As such, we do not consider these to be incremental expenses versus our planned growth at Ginkgo, instead, it will enable us to accelerate our growth and also invest in more advanced capabilities. Those teams can build on the technology assets that we will ultimately be bringing in here.

As we work through our integration planning process and get closer to close, we’ll provide more details on this topic, but at this point, we’re comfortable that we will be able to maintain our financial margin of safety after these two acquisitions. So in summary, we’re really excited about our ability to improve our offering to customers in the coming years with this acquisition. This technology should support our platform scaling efforts, driving down costs and yielding better customer program outcomes.

On a personal level, I’ll say, I believe it’s really, really important for us to be investing in technologies like this in the United States. So you probably have been hearing on the news of this $52 billion CHIPS bill that’s going through Congress right now, that is the result of the US giving up our technology leadership in advanced manufacturing of semiconductors over the last 20 odd years and sending it overseas. We firmly believe that biology is going to be the most impactful tool towards combating some of our most significant challenges in the next century, climate change, food security, water purity, human health, biosecurity, right? These are all things in the world of atoms, it’s real stuff out there and biology is the technology that we can program to work on those problems. The world of bits, the world of computers, I think has a lot less to add here.

So we need to build biology foundries in this country, in addition to semiconductor foundries, and have them on shore. And we think Zymergen brings a strong technology platform to support and accelerate this effort. And at Ginkgo, we’re excited to drive this technology forward with them so that the US can ultimately lead in what we hope will be actually the more important foundries of the next half century.

All right, that just about wraps it up. As you can see, we’re super excited about both of these transactions and the year ahead. Signing a deal is obviously the easy part, although I am extraordinarily grateful to our team at Ginkgo for the immense amount of work that went into getting both of these deals done, particularly sort of at the same time. And to both the Bayer and Zymergen teams who also did an enormous amount of work and were extremely good partners and candid throughout this process. But now we’re focused on the real job: planning, and after closing, executing a robust integration. With that, I think we’re ready to open it up to questions. Mark and Anna Marie will join me for Q&A. Anna Marie, do you want to kick things off?

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Sure. Thanks, Jason. All right, I’m going to go ahead and stop sharing here. We’ve got a number of analysts on the line. And so if you’d like to ask a question, as usual, please just raise your hand and I will call on you and unmute your line. So I think first, this morning, we’ve got Tejas. Tejas, you should be able to speak now.

Tejas Savant, Morgan Stanley:

Hey guys, good morning, and congrats on the deal here. A couple of, actually, quick ones for you, Jason. I mean, as you thought about sort of acquiring the talent from Zymergen versus acquiring the company itself, can you just sort of help us think through how you came about this decision?

And then secondly, to your point around horizontal versus the vertical approach, were you tempted to keep some of these programs in-house, particularly the stuff they’re doing around screens, et cetera, which is the most mature and near-term opportunity? And is that sort of both the cost reduction targets that you’ve laid out, as well as the potential evaluation of strategic alternatives for those commercial, or I guess, advanced pre-commercial programs, part of the framework here as you think about deal close? Any color on that would be helpful.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Yeah, happy to comment on that. So maybe I’ll take them in turn. So you first asked about, how do we think about acquiring the whole company versus just say hiring talent that’s coming out of Zymergen as people are leaving, and that we were pointing out that we had sort of needs for a lot of these roles already at Ginkgo. So one of the reasons I wanted to point that out was really just about incremental spending. In other words, we were planning to grow into a lot of these areas so having these folks come in, saved us a lot of recruiting effort, but also importantly, it’s sort of like a dollars and cents topic. When it comes to acquiring the whole company, the magic is the people plus the technology they’ve been spending the last decade building, right? So there’s a lot of A: implicit value in that technology, but also the knowhow, the folks associated with it really who understand the history of creating it are some of the best people to then build on that technology in the future.

So, really, we think the two together are particularly important and we are very, very excited about the technology itself and using that to help continue Knight’s Law and driving down our costs at Ginkgo and increasing our scale for our customers. You also asked about, hey, okay, I know I’ve heard it. Ginkgo’s a platform business. You don’t do end products, but Zymergen has some really cool product assets in areas like in film screens and things like that. So there are great assets there. It is not part of the business case at Ginkgo for this, because it is a different business model than we have. Right? And I think one of the things that was appealing about Ginkgo is, we do have this experience of having launched a number of spinout companies and finding the right strategic partners and investors to take these sort of cell engineering assets and ultimately help them go commercial. But that would be our plan here with those assets, as I said, Tejas.

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

The only thing I would add to that Tejas, is that we do view that as upside. We think there is real value there, whether partnering those programs or spinning them out. But the core thesis for us was really around the underlying technology platform.

Tejas Savant, Morgan Stanley:

Got it. One quick follow up for you guys. Jason, as you went through the transaction, any early read on sort of any potential FTC issues. I mean, this has obviously come up more and more, given how, I guess, skeptical they’ve been about like-for-like transactions in the space. And second, one for you, Mark. As we think about that positive target that you’ve laid out at the time of the de-SPAC in that 2025 timeframe, do either the Bayer transaction or the Zymergen deal change that, or do you still feel there’s a good line of sight to that being a realistic scenario by 2025?

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Sure. I can go ahead and take the first one on just overall deal timing and process. As we’ve described it, this combination for us is very complimentary and we think it provides a significant benefit to customers through lower program costs, increased probability of technical success. So for us, this is a no-brainer and very in keeping with the other kinds of technical acquisitions that we’ve made in the past to support our customers. I’d say at this time, we’re expecting a typical kind of four to five month process as we go through the S-4 review process, shareholder vote, et cetera, and regulatory approvals. But that’s, I’d say, where we’re looking right now.

Mark Dmytruk, CFO, Ginkgo Bioworks:

Yeah. And Tejas, on the sort of longer term EBITDA question. First of all, I do want to just reiterate and make the point that since becoming a public company, we have adopted the approach of only issuing guidance for the current year. And we’re not providing any comments today, of course, on Q2 performance or guidance for this year. We’ll do that during our Q2 earnings call. Now, that said, we’ve not provided any guidance on long-term EBITDA. That said, we do think these transactions are very consistent with our long range planning. As mentioned, we think from an OpEx perspective, the roadmap that Jason laid out on the Zymergen transaction with restructuring that’s occurring prior to closing by Zymergen in accordance with its previous plan, that will reduce to a very significant level the OpEx run-rate that we bring on.

Secondly, we would of course, further cost optimize. And then finally, as Jason mentioned, we think that the Zymergen team that we would be bringing on in effect fills planned hiring needs that Ginkgo was already going to incur. And then the Bayer transaction is different because it comes with revenue that significantly offsets the OpEx burn. So when you take all that together, these two transactions in and of themselves wouldn’t change any long-term view we have on things like path to profitability.

Tejas Savant, Morgan Stanley:

Got it. Thanks, guys. And congrats again on both the deals.

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Thanks, Tejas. All right, Rahul I’m going to go ahead and unmute your line and then, Steve Mah, you’ll be next.

Rahul Sarugaser, Raymond James:

Good morning. Can you hear me?

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Yep.

Rahul Sarugaser, Raymond James:

Terrific. Morning, Anna Marie, Jason, and Mark. Congratulations on the transactions. So I’ll try and keep mine tight here. So recognizing your comment Anna Marie, that the core thesis really is the underlying tech platform. And given that both Zymergen and Ginkgo have built these essentially unique integrated machines of systems and then combining these two very large uniquely developed machines is probably not a simple task. So I wanted to understand how you see integrating these over time, and how does the synergy create one plus one equals three as you do this?

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Yeah. Super good question. So yeah, we thought a lot about this going into the transaction. So the way to think about Ginkgo, again, we talk about there’s two parts to the platform. Right? There’s the Foundry, which is the physical infrastructure, and it’s basically trying to solve the problem of lab work done in the traditional way. In other words, what we’re competing with at our customers where they’re doing it themselves at a lab bench by hand. It’s very expensive and low throughput. And so the idea is, can we automate that in order to reduce costs with scale like you’ve seen in things from auto manufacturing to chip fabs and so on? That’s one half.

And then the other half is our Codebase. So the data, the learning, the genetic assets that make it easier to do the next project. Okay? There’s a bit of both of these actually that are coming in through the Zymergen transaction, but I’d say like probably 70% on the Foundry and automation side in terms of the technology value to Ginkgo. Okay, so what are we trying to solve for in the Foundry? Well, if you speak with my Co-founder Barry Canton, our CTO, he’ll have a roadmap over the coming years of the technologies we would plan to invest in and deploy in order to continue to drive up scale and reduce unit costs in our facility.

And so what we’re doing basically is looking at the technology at Zymergen saying, “How does that fit into our roadmap? Is it something that can be useful to us?” And I would say, to nerd out for a minute, they did focus on very general purpose and repurposable automation, these sort of rack systems and things like that that allow you to quickly deploy automation in a customized way. It’s quite impressive tech. It’s one of the reasons we’re excited to do the transaction. And it would be on the roadmap for us in the future. And so by bringing this in, it’s sort of both speeds it up and makes it more sure that we develop that technology correctly as they’ve done at Zymergen. So I think that’s one of the things that, as a specific example, it’s sort of like the ability for us to speed up and improve surety on delivering on those scaling challenges.

It’s also, like I said earlier, a great team of folks associated with that technology who really know it and can help us out figuring out what has to come after that. Right? Because this is the magic of doing something like what the semiconductor industry did with Moore’s Law. You’re always having to invent what the technology’s going to be three or four years from now, because you want to keep pushing it. Right? And so having these folks here at Ginkgo also will help us invent the next thing. Does that make sense, Rahul?

Rahul Sarugaser, Raymond James:

Yes, absolutely. And if you would indulge us, one more quick question. And so maybe thinking about both the Bayer and Zy transactions.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Zymergen. Yeah.

Rahul Sarugaser, Raymond James:

Given the relative co-location between the Bay Area and Sacramento, can you talk about maybe the additional synergies between that? But also, this three-year partnership with Bayer, could you give us a little bit more color in terms of what has been committed to over that period? And from there, I’ll yield the floor.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Yeah. Anna Marie, do you want to take parts of this?

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Yeah, I can chat about that for a little bit. And then there was just one other thing I wanted to add to what Jason was sharing, which is that one of the things that’s been most interesting to see at Zymergen over the last few months is how they’ve been partnering their automation platform, which really gives us confidence in their ability to deploy automation in new environments with different systems and integrate with those systems. So having that strong interface and having pressure tested that out in the real world is really important to us as well.

In terms of the West Coast presence question, I will note that West Sacramento and Emeryville are still about an hour away, so probably not combining those locations. And we do have a small office out in Emeryville right now, so we’ll certainly look to consolidate the footprint, just so that the team can be together and we can obviously be rational about real estate costs over time. But I would not expect that the West Sacramento facility would integrate with our other Emeryville facilities in a meaningful way. Although, obviously it gives the employees a little bit more flexibility there.

Mark Dmytruk, CFO, Ginkgo Bioworks:

Yeah. And then on the Bayer collaboration, in terms of what’s been committed to. So the best way to think about it is, Bayer becomes a customer of Ginkgo’s just like other large customers. And we would be providing services to Bayer pursuant to programs. Again, very typical of other customers. And Bayer would be paying us cash revenues for those services. We haven’t disclosed the specific commercial terms here, other than to say that it is a multi-year collaboration and, in aggregate, it is the largest customer collaboration that Ginkgo has had.

Rahul Sarugaser, Raymond James:

Perfect. Thanks so much. Congratulations again, guys.

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Thanks. All right, Steve, I’m going to go ahead and unmute your line. And then, Mike, you’ll be next.

Steve Mah, Cowen:

Okay. Got it. Can you guys hear me?

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Yep.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Yeah.

Steve Mah, Cowen:

Oh, great. Hey, congrats on the deals.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Thanks.

Steve Mah, Cowen:

One follow up question on the consolidation question you guys have been getting. With maintaining Zymergen facilities or consolidating, how should we think about the ten-year operating leases that Zymergen has right now? Just let us know how we should think about that going forward.

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Yeah. I can comment a bit and then maybe Mark can add on. So this was obviously something that we spent quite a bit of time thinking about during diligence, and so well aware of the real estate footprint and the headquarter build out that Zymergen has been pursuing. As I mentioned earlier, we will be looking to consolidate the footprint there, whether it’s subleasing out spaces. Zymergen’s actually started that process, to some extent. They’ve been trying to consolidate their real estate portfolio, so I think we’ll be building on the good work that that team’s already done.

Steve Mah, Cowen:

Okay. Got it. Thanks for that color. And then, a question on Zymergen’s automation business, where they’re selling racks. Are you guys going to be potentially adding any sort of Ginkgo capabilities to those rack offerings? And follow up question, is that going to potentially cannibalize Foundry service revenue as it enables sort of like a do-it-yourself work? Thanks.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Yeah. So super good question. Yeah, so the first thing to point out is, Ginkgo has a view that by consolidating scale, you can basically drive costs down. So think like data centers at Amazon. You want to have a giant data center. That gives you the lowest cost for compute. At the same time, certain companies do have their own internal data centers, whether it’s for some special security reasons or other things, there are reasons to do it. We’ll have to see how the market develops. I think we would have that optionality here. My impulse is that we’re primarily going to be building it out here in Boston to continue to drive scale and actually make it cheaper and faster and easier for our customers to engineer cells. That’s actually the dominant thing that people want. But I do think you could see situations where people want to have for, again, a particular reason, their own kind of data center, their own Foundry.

We also see in the academic markets, some opportunities for that. I think you’ve seen other companies often launch their platform technologies in academia, so that people learn to use them. Right? Because that’s another thing that we would really benefit from would be more biology because one of the challenges is, I did a PhD in bioengineering. You learn to use your two hands to do lab work for five years and you go to a company that tells you to use your two hands to do lab work. And we’re over here at Ginkgo saying like, “Stop, just stop. It needs to move on to robotics and automation.” And you haven’t actually been trained to design cells and to engineer biology using that kind of infrastructure. Even to hire people into Ginkgo, they would have to do a whole training exercise. It would be heck of a lot better if people during their training were learning how to leverage automation platforms like what we have. So there’s maybe an edge case there, too, in places where you’re seeing a lot of training. But it’s a great question, Steve.

Steve Mah, Cowen:

Okay, great. Thanks for the color.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Oh, you’re muted, Anna Marie.

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Sorry about that. Thanks, Steve. Mike, I just unmuted your line. So go ahead if you’ve got a question.

Mike Ryskin, Bank of America:

Great. Thanks. Can you hear me?

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Yep.

Mike Ryskin, Bank of America:

Hey, great. Thanks. This is Mike Ryskim for Derek de Bruin at B of A. Couple quick questions. One on sort of everything you walked through as it relates to Zymergen: the integration, some of the restructuring, the cost synergies, the divestments or the spins of some of those verticals. Could you give us a sense of timing here? Because, as you said, Zymergen was already pursuing some of these restructuring and cost cutting efforts themselves. So everything you kind of walked through on slide 13, slide 14, is that a two-year plan, a five-year plan? It’ll just get a better sense for the OpEx ramp and things like that.

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Yeah. Great question, Mike. So as Zymergen announced this morning, they’re continuing the restructurings that they’ve been doing really for the past year or so. And so quite a lot of this, at least on their side, will happen prior to close over the coming months, which is certainly helpful from a timing perspective of getting to a steady-state. Post-close, obviously we’ll need time to integrate and to complete that work, transition systems over, do all the normal back office integration work as well. But we would expect that all of that work would certainly be completed within the first year post-acquisition.

Mike Ryskin, Bank of America:

Okay, great. Thanks. And then also, Jason, you talked earlier about flexibility when it comes to M&A and capital deployment. But you also do have a sizable cash and equivalence balance. So can you talk about why this is an all equity deal instead of mixing in a cash component or doing all cash? And then at the same time, we’re into late July. Is there a reason you guys didn’t factor in a flash 2Q update as part of the announcement?

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Sure. I’m happy to take to the first one, and Jason and Mark and feel free to chime in. I’d say, look, from our perspective, and I think from Zymergen’s perspective as well, continuing to recognize the growth in this story is important to everybody. And we want shareholders and employees who are excited to build Ginkgo. I think there is no better group of employees and shareholders than the folks that are over at Zymergen to help continue to invest in and realize that story. And as Jason alluded to at the beginning as well, we do have a large balance sheet, but that balance sheet is important to us to ensure that we can continue to make the kinds of strategic decisions like this, while continuing to have that margin of safety. And so it’s helpful to have the optionality, and in this case, we certainly thought that incentives would be better aligned and that the deal would be more attractive for all parties if we structured this as equity. Mark, I’ll let you comment on Q2.

Mark Dmytruk, CFO, Ginkgo Bioworks:

Yeah. Yeah. I mean, look, it was really an unplanned coincidence that these two transactions occurred this past weekend, that came together at the same time, and all of that occurring just a couple weeks before our 10-Q filing deadline. So no particular reason, Mike, why we didn’t provide a flash today other than the normal, I think, consideration that we wanted to get through our full process, and that includes the review with our auditors of the quarter, the discussions that we have with the Audit Committee, et cetera. So we want to just go through the process, complete that before we talk about Q2 performance.

Mike Ryskin, Bank of America:

Great, thanks so much.

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

We’d expect that call to be in mid-August, just so folks can look forward to it.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Great, thank you.

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

All right, thanks. All right, Matt, you’re up next, and then Matt. So Matt Sykes, you’re up next, and then Matt Larew, you’ll be right after that.

Matt Sykes, Goldman Sachs:

Great, thanks.

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Uh-oh.

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Sorry, Matt. That was totally my fault.

Matt Sykes, Goldman Sachs:

Okay. Can you hear me now?

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Yeah, we can.

Matt Sykes, Goldman Sachs:

Okay. Congrats on the deal. Jason, you’ve talked in the past about as the Foundry scales, the economies of scale will allow for lower costs that will enable you to earn margin on the Foundry or higher margin on the Foundry. I’m just wondering, post the integration of Zymergen’s automation technology, do you think that accelerates the scalability? And if so, can you give a timeframe as to what you think might have pulled forward that scalability with the addition of this automation technology? Obviously coming upon integration, et cetera, but just wanting to get an idea from you.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Yeah, it’s an important point. Here’s what I’d say, 100% our goal is to drive down unit economics in our facilities by virtue of increasing scale. That can then affect customers in two ways. One, they can ask for the same project, and we can make more margin on it, and I can say, “Hey, this is what a project looks like,” and as my cost fall down, I reap more value from it. Our attitude at Ginkgo largely has been that customers of cell engineering technologies are getting the short end of the stick right now. They’re being asked to do things at incredibly low throughput by hand using technologies that simply don’t get that much better every year. So as our technologies improve, the other way to approach it is to pass those improvements onto our customers so that they drive innovation, that they decide to develop new cell programs and apps that they would never have done before, and then we make money through the part of our business model that is the downstream value share, which the analogy is more a think like a mobile app store, taking a piece of the value of the applications.

That really just has to do with how many programs customers go after and how successful they are, which is another real challenge in biotechnology is the failure rate of a lot of these programs again with the technology of today. Not that people aren’t trying hard, but it’s just that the technology is at a certain state and if that gets better, you could also hope to see improvements in likelihood of success. That’s a real balance. This is what I was talking about with having the knobs. I don’t know, it depends on the market conditions. If we’re in a spot where we have a strong margin of safety, it may be a hell of a lot smarter for us to just get more programs on the platform by really reducing our costs and making money in downstream value share. We’ll see, I don’t actually know how we will make the most of improvements. I know that it is important for us to make improvements in scale and platform.

Then to your second question, how much faster will it make it? And all that sort of thing. What I’d say again is we already have a very aggressive scaling goals internally with Knight’s Law, where we’ve been roughly tripling our output and halving our unit costs annually, that’s already a very fast rate. A lot of what we’re trying to do here is really just bring in the technologies to keep that going. So nothing more than we’re trying to shore up and ensure that we can do that, and have access to some technology, probably that we would’ve had to build something like it anyway, and that would’ve been its own expense, we’re able to bring that in a little faster. But I’d say it’s more about trying to be sure that we can do it.

Matt Sykes, Goldman Sachs:

Great. Thanks for that color. And then just one follow-up, maybe for Anne Marie and Mark, you’d mentioned that the acquisition of Zymergen helps fill your hiring plans. Was that for 2022 or is that beyond? Could you just give us a bit of an idea of to what extent does it fill your hiring plans?

Mark Dmytruk, CFO, Ginkgo Bioworks:

Yeah, largely I would characterize it as 2023 hiring plans, maybe a little bit beyond, because the Zymergen deal isn’t expected to close until Q1 of this year. We’re not necessarily thinking of it as replacing a lot of this year’s hiring plans but maybe it does some of that as well indirectly.

Matt Sykes, Goldman Sachs:

Okay. Thank you very much.

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Thanks, Matt. All right, Matt Larew, I’m unmuting your line.

Matt Larew, William Blair:

Okay. Thanks, Anne Marie. Jason, I think you referenced that maybe 70% of value from a tech perspective you saw coming from Foundry and automation, but just curious in terms of their meta-genomics database, if you all had a chance to look at that, obviously, and if there’s anything of particular interest, maybe specific segments or areas that you found might bolster your capabilities, maybe take the place of other M&A you were looking at. Just curious what you found as you looked at that.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Yeah. So Zymergen has built up an internal genomics database, it’s of an ilk, remember I mentioned that Warp Drive Bio acquisition, they’d made some acquisitions of Lodo Therapeutics and Radiant Genomics. And so they have access to a DNA sequence library, and also physical assets, in some cases, of strains, and so on. Absolutely, that’s of interest to us. Sometimes we can pull a specific strain out of that. We also have this with the Bayer transaction, the strain collection. But also very importantly, just the raw DNA data can be useful. So with the Warp Drive Bio asset, that was an asset developed in pharmaceuticals, we have found enzymes in that genome database that have been useful outside of pharmaceuticals. So part of the hope here is yes, those would add value as well, and so that is value we hope to be getting. It’s a great thing to bring up, Matt.

Matt Larew, William Blair:

Okay. And then the other one, the strategic alternatives process, while you intend to help them, are those things you expect to be resolved before the deal closes next year? That’d be piece one. And I think someone mentioned the deal was in part contingent on some real estate actions or non-actions. Could you maybe just confirm what exactly that was referring to?

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Sure, happy to chat about both of those. So on the strategic alternatives, again, as we mentioned, as we’ve been having conversations with the Zymergen team over the past several months, it’s clear that they’ve been interested in exploring a variety of different types of partnerships for their product portfolio across advanced materials and drug discovery, and that’s something that we’re very supportive of them continuing to do. Obviously, that’s a process they’ll need to run until the deal is closed, and so we can’t comment on likelihood or timing at this point, but it’s something we’re certainly supportive of and, if it has not occurred prior to close, then something we would continue to explore post-close.

In terms of the contingencies that you mentioned, I would suggest that you read the 8-K and the merger agreement filed alongside it for more details, of course, but there is a condition around certain discrete events, in particular the build out of their real estate, their new headquarters, and just unanticipated risk of just build out cost skyrocketing. Needed to make sure that there was protection there as well as securities litigation matters. And so those two items fall into this category where if there has been a material adverse development in those that is quantified at above $25 million combined cost to the company and Ginkgo in cash, then we would have the opportunity to evaluate that in the context of the overall transaction.

Matt Larew, William Blair:

Okay. Thank you. Congrats.

Anna Marie Wagner:

Thanks, Matt. All right, last but not least, Mark Massaro. Go for it.

Mark Massaro, BTIG:

Hey guys, can you hear me?

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Yeah.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Yeah.

Mark Massaro, BTIG:

Great. Well, thanks for taking the questions. So I recognize Zymergen is undergoing a restructuring, but can you maybe provide a sense for the number of people that might be coming over to Ginkgo? Can you comment about any potential board member additions and then, specifically, can you comment on Jay Flatley?

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

I don’t think we have disclosed anything. Anne Marie, I don’t know, do you want to chime in on.

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Yeah, I can start with what’s been disclosed at least. So Zymergen this morning, in their 8-K, did disclose that they’re continuing their restructuring plans and that there will be a series of reductions-in-force over the coming months, the first of which will impact about 80 employees in the near term. Beyond that, it wouldn’t be appropriate for us to comment on that. And then we have not shared any details around any planned changes to the board or Jay but, Jason, I think it’s fine for you to comment on that to some degree.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Always to have Jay if he wants to come over. No specific plans.

Mark Massaro, BTIG:

Understood. Thank you for indulging that question. When I look at say consensus estimates on Zymergen, you talked about how you’re not expecting Zymergen to provide material revenue and recognizing that it’s small relative to your pie at this time, looks like analysts are looking for $20 or $33 million of revenue in ‘23 and ‘24 respectively, but they’re also baking in net losses of about $300 million and $200 million respectively. So maybe, can you just comment about obviously you’re bringing some people over, maybe you’re not prepared to talk about how many at this time, but how should we think about potential revenue contribution and potential changes to your P&L in terms of any expenses you’re bringing over?

Mark Dmytruk, CFO, Ginkgo Bioworks:

Yeah. In terms of revenue contribution, I mean the best way to think about it, Mark, is that we have not baked in a revenue contribution into how we’re thinking about the deal. And so when we make comments like our ability to maintain a multi-year cash runway with this transaction, we’re not assuming a bunch of revenue comes over to mitigate expenses. Now, there is some upside opportunity there, for sure, and we think certainly in the medium term, the capabilities that Zymergen brings from a technology perspective we think will help drive program growth, will help drive program success rates, but we’re not layering in a revenue contribution into our math on the impact of the deal.

On the OpEx side, when you look at what Zymergen has disclosed with respect to its OpEx run-rates, so the numbers that you just talked about, Mark, you’ll want to consider that today they announced additional restructuring efforts, which wouldn’t have been factored into that consensus view, and so that’s new. That would provide a further mitigant to the cash OpEx and, as we discussed, we think a lot of that would be completed before closing, but to the extent it isn’t, then Ginkgo would continue on that path of finishing that restructuring. And then there would be further cost optimizing that Ginkgo would do as we complete the integration. And then, finally, the Zymergen employees that would be joining Ginkgo again, we said, would fill future planned hiring growth needs. So really we’ve put an enormous amount of thought around this particular point, Mark, so that this transaction doesn’t become an undue burden from a future cash OpEx point of view on the Ginkgo long-term profile.

Mark Massaro, BTIG:

Perfect. And if I can sneak one last one in, obviously the additional Foundry coming in and building your Codebase asset is important, but for investors that are not super familiar with Zymergen, can you maybe just expand on any programs or opportunities within their advanced materials in drug discovery businesses? Which made you excited, and maybe as a source or rationale to go out and acquire them.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Yeah. What I would say there, we’ve been very familiar with the history of synthetic biology and, again, the way to get to that biology in your head is it’s underlying technologies that make it cheaper, and easier, and faster to engineer cells, separate from the applications. A lot of people confuse it and they think synthetic biology just equals non-pharmaceutical biotechnology. So why is that? Well that’s because most of the effort in synbio in the beginnings of it was outside of pharmaceuticals, and there are some technical reasons for that and so on. And so we know that space really well, the industrial space, a part of which is the materials space Zymergen’s been operating in.

I think what was unique about what they did was you’ve seen a lot of folks in that space really focus on basically replacements for existing things. So there’s this cosmetic ingredient, there’s this, in some cases, commodity chemical. We work with partner Genomatica, they have amazing large-scale fermentation to produce certain commodity chemicals. But it’s replacing a thing in the market. What Zymergen really focused on was novel, new materials. And you saw obviously hyaline and a few others, but they have a pipeline of things that were I want to try to make a thing based on chemistry that biology can make that you actually can’t get from synthetic chemistry, or not easily, or not economically, and that’s going to open up new markets in the specialty chemical and ultimately, hopefully, even commodity chemical space.

That’s the thing they did that was new. I think it was hard and some of the early things didn’t hit, which created some challenges, but what the heck? Do we think we’re done with chemistry? I hope not. So I like that line of work and so they have a pipeline that I do think is pretty unique and interesting to go take out to big chemical players and say, “Listen, this is a way to explore chemical space that you have no other way to get to.” In the general sense, and then you can go read, obviously they speak better to their products than I do, so you should go take a look at the specifics, but that’s how I get it in my head in terms of where it fits in the market.

Mark Massaro, BTIG:

Terrific. Thanks and congrats on the deal.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Yeah, thanks, Mark.

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Thanks, all. Well seeing no further questions, I think that concludes our call this morning. Thanks for everyone who joined and this recording will be up online on YouTube forever. So thanks everyone.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Thanks everybody.

Additional Information and Where to Find It

In connection with the proposed transaction involving Ginkgo Bioworks Holdings, Inc. (“Ginkgo”) and Zymergen Inc. (“Zymergen”), Ginkgo intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Zymergen and that also constitutes a prospectus of Ginkgo. Each of Ginkgo and Zymergen may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Ginkgo or Zymergen may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Zymergen. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Ginkgo, Zymergen and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Ginkgo will be available free of charge on Ginkgo’s website at https://investors.ginkgobioworks.com or by contacting Ginkgo’s Investor Relations department by email at investors@ginkgobioworks.com. Copies of the documents filed with the SEC by Zymergen will be available free of charge on Zymergen’s website at https://investors.zymergen.com or by contacting Zymergen’s Investor Relations department by email at investors@zymergen.com.

Participants in the Solicitation

Ginkgo, Zymergen, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Zymergen’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Zymergen’s stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ginkgo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Ginkgo’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 26, 2022, and Ginkgo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. Information about the directors and executive officers of Zymergen, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Zymergen’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 20, 2022, and Zymergen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Ginkgo or Zymergen using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Ginkgo’s and Zymergen’s control. Statements in this communication regarding Ginkgo, Zymergen and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Ginkgo’s and Zymergen’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Ginkgo’s and Zymergen’s control. These factors include, among other things, general economic and business conditions; changes in global, political, economic, business, competitive, market and regulatory forces; judicial decisions; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; litigation and the ability of the combined company to protect its intellectual property rights; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Ginkgo’s and Zymergen’s control. Additional information concerning these risks, uncertainties and assumptions can be found in Ginkgo’s and Zymergen’s respective filings with the SEC, including the risk factors discussed in Zymergen’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10 Q, in Ginkgo’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q and in each company’s future filings with the SEC. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Ginkgo is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Ginkgo is unable to promptly and effectively integrate Zymergen’s businesses;

management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; legal proceedings are instituted against Ginkgo, Zymergen or the combined company; Ginkgo, Zymergen or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Ginkgo or Zymergen or on Zymergen’s or Ginkgo’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Ginkgo or Zymergen. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Ginkgo or Zymergen, Ginkgo’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Ginkgo’s and Zymergen’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance and are applicable only as of the dates of such statements. Neither Zymergen nor Ginkgo assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.